UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

PUBLICLY-HELD COMPANY

EXTRACT OF ITEMS (1) and (3) OF THE MINUTES OF THE 29TH MEETING OF THE

BOARD OF DIRECTORS, HELD ON JUNE 19, 2013

In my role as Secretary of the meeting of the Board of Directors, I hereby CERTIFY that items (1) and (3) of the Agenda of the Minutes of the 29th Meeting of the Board of Directors of Oi S.A. held on June 19, 2013, at 10:00 a.m., at Praia de Botafogo, nº 300, 11th floor, suite 1101, Botafogo, in the City of Rio de Janeiro, State of Rio de Janeiro, read as follows:

“Regarding item (1) of the Agenda, it was recorded that on June 4, 2013, we received the resignation of Mr. Zeinal Abedin Mahomed Bava from the position of effective member of the Company’s Board of Directors. His alternate, Mr. Luis Miguel da Fonseca Pacheco de Melo, immediately assumed the position of effective member for the duration of the term, in accordance with article 26 of the Company’s Bylaws. The position of alternate member remains vacant until further deliberation. Also, it was recorded that on June 3, 2013, June 10, 2013 and June 11, 2013, we received the resignations of Messrs. Pedro Santos Ripper, Julio Cesar Fonseca and João de Deus Pinheiro de Macedo, respectively, from the positions of Officers of the Company, without specific designation.”

“Regarding item (3) of the Agenda, the Board of Directors certifies, for third-party compliance purposes, the independence of KPMG Auditores Independentes, through the approval of a letter in which KPMG Auditores Independentes formally communicates its independence from the Company, in accordance with existing professional standards, reiterating that they were not hired to provide any other services to the Company that could affect their independence.”

A majority of the members of the Board of Directors were present and the following signed the minutes: José Mauro M. Carneiro da Cunha; Antonio Cardoso dos Santos; Armando Galhardo N. Guerra Junior; Sergio Franklin Quintella; Rafael Cardoso Cordeiro; Carlos Augusto Borges; Renato Torres de Faria; Shakhaf Wine; Cristiano Yazbek Pereira; Alexandre Jereissati Legey; José Valdir Ribeiro dos Reis; Carlos Fernando Costa; Fernando Magalhães Portella; and Fernando Marques dos Santos.

Rio de Janeiro, June 19, 2013.

José Augusto da Gama Figueira

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2013

OI S.A.

By:	/s/ Bayard de Paoli Gontijo
Name: Bayard de Paoli Gontijo
Title: Chief Financial Officer